UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Acquisition of Cloud-Based Software Solutions Provider

On August 11, 2020, Kornit Digital Ltd. (“Kornit”) announced its acquisition of Custom Gateway, a leading provider of cloud-based software workflow solutions for on-demand production business models. The acquisition strategically accelerates Kornit’s broad-scale development effort, as the new software platform, when combined with Kornit’s existing technologies, is expected to significantly enhance Kornit’s offering by enabling end-to-end management of sustainable, on-demand textile production.

A copy of the press release whereby Kornit made the foregoing announcement is furnished as Exhibit 99.1 hereto.

The contents of this Report of Foreign Private Issuer on Form 6-K (excluding the press release attached as Exhibit 99.1 hereto) are incorporated by reference into Kornit’s Registration Statements on Form F-3 (File No. 333-232070) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567 and 333-237346).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: August 11, 2020	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release, dated August 11, 2020, titled “Kornit Digital Acquires Custom Gateway, Expanding Cloud Software Workflow Portfolio for End-to-End Management of On-Demand Production”

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